UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)

                           Immunex Corporation
                            (name of Issuer)

                       Common Stock, $.01 par value
                      (Title of Class of Securities)

                                45252810 2
                              (CUSIP Number)

                        LOUIS L. HOYNES, JR., ESQ.
                 Senior Vice President and General Counsel
                    American Home Products Corporation
                   5 Giralda Farms, Madison, N.J.  07940
                              (201) 660-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                             November 14, 1995
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45252810 2

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Home Products Corporation ("Parent")
     Tax I.D. 13-2526821

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  N/A
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     21,513,752 (held by American Cyanamid Company ("ACY"), a subsidiary of Parent which includes 3,602,088 shares of Immunex common stock held by Lederle Parentals, Inc., a wholly owned subsidiary of ACY)

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     21,513,752 (held by ACY, a subsidiary of Parent which includes 3,602,088 shares of Immunex common stock held by Lederle Parentals, Inc., a wholly owned subsidiary of ACY)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     21,513,752

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.2% (based on 39,601,699 shares outstanding as of August 8, 1995)

14.  TYPE OF REPORTING PERSON*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

          The Statement on Schedule 13D, dated December 1, 1994 (the
"Original Statement"), for the event which occurred on November 21, 1994, filed by American Home Products Corporation, a Delaware corporation ("Parent"), and on behalf of AC Acquisition Corp., a Delaware corporation, as amended in Amendment, No. 1 dated November 2, 1995 for the event which occurred on November 1, 1995 ("Amendment No. 1") and Amendment No. 2, dated November 3, 1995 is further amended by this Amendment No. 3, dated November 15, 1994 for the event which occurred on November 14, 1995, to reflect certain changes in the information previously filed relating to the outstanding Common Stock, $.01 par value (the "Common Stock"), of Immunex Corporation, a Washington corporation ("Immunex"), which has its principal executive offices at 51 University Street, Seattle, WA 98101.

          Item 4 is amended as follows to add the following language at the end of Item 4 in the Original Statement as amended by Amendment No. 1 and Amendment No. 2:

          In a press release issued on November 14, 1995, Parent confirmed receipt of the rejection by a special committee of the Immunex Board of Directors of a transaction proposed by Parent pursuant to which Parent would acquire all outstanding shares of Immunex not already owned by Parent for $14.50 per share in cash. Parent also stated that it continues to believe that the $14.50 per share offer was fair to the public shareholders of Immunex and that Parent has not yet determined what, if any, further actions it may take.

          Item 7 is amended as follows to add the following language at the end of Item 7 in the Original Statement as amended by Amendment No. 1 and Amendment No. 2:

Exhibit V Press Release of American Home Products Corporation, dated November 14, 1995.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 1995

                         AMERICAN HOME PRODUCTS CORPORATION


                         By:  /s/ Robert G. Blount
                              Robert G. Blount
                              Senior Executive Vice President

                    Exhibit Index
                    -------------

Exhibit V Press Release of American Home Products Corporation, dated November 14, 1995.